Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communication:

Exhibit 1:	Updated D. F. King Script for Inbound Calls and Advisories regarding Offer to Purchase by Husky Energy – MEG Energy Corp., updated on December 17, 2018, revising guidelines previously filed under Rule 425 with a filing date of October 19, 2018.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

Exhibit 1

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017, offer documents and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This document contains references to the term “free cash flow” which does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure is not used to enhance Husky’s reported financial performance or position. This measure is a useful complementary measure in assessing the Husky’s financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals cash flow – operating activities plus change in non-cash working capital less capital expenditures and investment in joint ventures.

All currency is expressed in this document in Canadian dollars unless otherwise indicated.

INBOUND CALL SCRIPT GUIDELINES

INBOUND: Thank you for calling the Inquiries Line for MEG Energy Investors. How may I help you? <Pause for response – prior to answering question(s), let holder know you must confirm a few quick details in advance of proceeding>

Thank you. Please note that this call is being recorded for quality assurance purposes.

May I have your name to better assist you? <pause for response and search for account>

May I ask you in which form do you hold your shares? <pause for yes or no answer>

Do you hold your shares through a Bank/ Broker? <pause for response. IF YES go to SECTION A, IF NO continue to next question>

Do you actually hold a certificate for your shares? <pause for response. IF YES go to SECTION B, IF NO continue to next question>

Are you an employee of MEG Energy? <pause for response. IF YES go to SECTION C.

***NOTE TO REP: DO NOT PROCEED WITH ANSWERING QUESTIONS BEFORE CONFIRMING THE ABOVE***

•

[ONCE QUALIFIERS HAVE BEEN ADDRESSED, PROCEED TO ANSWER SHAREHOLDER QUESTION(S) – NOTE: IF ANSWER IS NOT KNOWN, ESCALATE TO SENIOR DFK STAFF AND ASSURE SHAREHOLDERS A TIMELY CALLBACK WITH AN APPROPRIATE ANSWER]

CLOSING: Once questions have been answered…

At this time, will you be tendering your MEG shares to the Husky Offer?

If Yes…

Beneficial: You must instruct your broker or other intermediary right away because the offer expires on January 16, 2019 at 5:00 p.m. (Toronto Time). Many brokers have an earlier cut-off time, so you must act quickly if you wish to tender.

Registered: See details pertaining to registered holders in Section B.

If “NO” or negative response, offer to understand issues, notate.

END OF CALL:

If you have any further questions, please call us back, toll free at 1-800-761-6707 or 1-212-771-1133 outside of North America (collect calls accepted), or via email at inquiries@dfking.com.

For information about the Offer, visit www.huskyenergy.com/bettertogether.    Thank you and have a good [day, afternoon, evening].

SECTION A

IF CALLER STATES THEY OWN SHARES THROUGH A BANK, BROKER, ONLINE BROKERAGE

Since you hold your shares through a bank, broker or online brokerage you are a Beneficial Shareholder. You should immediately contact your broker, bank for assistance in tendering.

Subsequent questions you may be asked by a caller that falls into this category:

1.	Why am I called a beneficial shareholder?

Answer:    You are a beneficial shareholder if you hold shares through a broker, a bank or other intermediary. This includes most online brokerage accounts and may include employee stock ownership plans.

2.	When should I instruct my broker to tender my shares?

Answer:    Many intermediaries have a cut-off time to tender that is before the expiry time of 5 p.m. Toronto time on Jan. 16, 2019. You must instruct your bank or broker promptly if you wish to tender.

SECTION B

IF CALLER STATES THEY HOLD PHYSICAL CERTIFICATES

Since you hold your shares in physical form or have a DRS statement registered in your name you are a registered shareholder.

If you are a registered shareholder, to accept and tender to the Offer you must:

1.	Complete the Letter of Transmittal (link). It’s the form on yellow paper in your package.

2.

Send the Letter of Transmittal (link) and your certificate or other evidence representing your MEG shares to the Depositary Agent, AST Trust Company Canada by mailing the completed form. They are located at the address specified in the Letter of Transmittal. This must arrive prior to 5 p.m. Toronto time on Jan. 16, 2019.

Important: If you want to tender to this offer and you don’t have the certificate or other evidence immediately available, you can still tender – just use the Notice of Guaranteed Delivery, which is printed on pink paper in the package you received.

SECTION C

IF CALLER STATES THEY ARE EMPLOYEES OF MEG ENERGY

Since you are a MEG employee you will need to call Solium at 1-800-564-6253 for help tendering your shares.

Subsequent questions you may be asked by a caller that falls into this category:

1.	What will this mean for employees? Are there going to be lay-offs?

Answer: Please refer to Husky’s website, www.huskyenergy.com/bettertogether where these answers and more can be found.

General Questions

1.	When does the offer expire?

Answer: The offer is open for acceptance until 5 p.m. Toronto time on Jan. 16, 2019. Many intermediaries have a cut-off time in advance of the January 16 expiry, so we urge you to contact them as soon as possible.

2.	How many shareholders must tender for the offer to be successful?

Answer: The offer requires at least 66 2/3 percent of MEG shares to be tendered.

3.	What are my options with respect to the Offer?

Answer: The Husky offer gives you a choice:

•	You can choose to receive $11 in cash for each share you hold.

•	Or, you can choose to receive 0.485 of a Husky common share for each MEG share you hold.

•	Or, you can choose to receive a combination of cash and Husky shares.

4.	When will I receive either my cash and/or stock?

Husky will pay for common shares within three (3) business days from the time the Company takes up tenders validly submitted to the offer, and you should receive payment from the Depositary soon after that.

5.	Is Husky willing to make a higher bid?

Answer: This is a full and fair offer that will be compelling to MEG shareholders.

Let me highlight a couple of points:

A combined company will provide:

•	A strong balance sheet and expected investment-grade credit ratings.

•	A lower cost of capital, supporting greater investment flexibility.

•	Stronger and more stable free cash flow generation supporting both growth investments and higher dividend payouts to shareholders.

6.	What benefits will I get if I tender?

Answer: Here are just a few of the benefits:

•	A 44% premium to market price.

•

The opportunity to participate in the future growth of a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects.

•	An enhanced shareholder return proposition with lower risk – immediate free cash flow to return to shareholders and growth investment.

7.	What should I do? Should I tender or not?

Answer: Sorry, I am not in a position to give you that type of advice. I would suggest you communicate with your advisors.

8.	Do you think I should purchase more shares on the open market or even sell my shares on the open market if I am worried that this will not be completed?

Answer: Sorry, I am not in a position to give you that type of advice. I would suggest you communicate with your advisors.

9.	Can you share with me the number or percentage of shares that have been tendered to date?

Answer: Sorry, I am not in a position to give you that answer.

10.	What will happen if I do not tender into this Offer?

Answer: Shareholders who do not take action and tender their shares will likely realize a significant decline in the value of their standalone MEG shares.

11.	What is/How does pro-ration work?

Answer: Pro-ration is a method of proportionate allocation. Husky is offering MEG shareholders the opportunity to receive the merger consideration in cash and/or shares. Because a fixed amount of cash and number of shares will be available to distribute, how shareholders elect to receive their merger consideration will determine how many of the MEG shares will be exchanged for Husky in cash and shares.